November 19, 2009

U.S. Securities & Exchange Commission

Mr. Edmund Bailey

Senior Associate Chief Accountant

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Dear Mr. Bailey:

PricewaterhouseCoopers LLP (“PwC”) hereby acknowledges that the auditor of any audited financial statements that are to be included in filings with the Securities and Exchange Commission (the “SEC”) must be independent within the meaning of Rule 2-01 of Regulation S-X. PwC further acknowledges that any action taken by the SEC or the staff acting pursuant to delegated authority in declaring effective the filings of Global Defense Technology & Systems, Inc. (the “Company”) that include financial statements audited by PwC does not relieve PwC from its responsibilities to comply with the applicable rules pertaining to auditor independence.

We refer to the recent discussions between the SEC Staff and PwC relating to the assessment of PwC’s independence in regard to certain prohibited services provided on behalf of the Company’s parent company to certain entities by another member firm of PwC. In response to the staff’s request concerning the above matter, PwC represents that, if the SEC or the staff declares effective filings of the Company containing financial statements audited by PwC, PwC will not assert this action as a defense in any proceeding initiated by the SEC or any person pursuant to the federal securities laws.

Very truly yours,

/s/ PricewaterhouseCoopers LLP